Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

ATHLON ENERGY INC.

at

$58.50 Net per Share

Pursuant to the Offer to Purchase dated October 10, 2014

by

ALENCO ACQUISITION COMPANY INC.,

an indirect wholly owned subsidiary of

ENCANA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 7, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 7, 2014), UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

October 10, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Alenco Acquisition Company Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Encana”), to act as dealer manager in connection with Purchaser’s offer to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc., a Delaware corporation (“Athlon”), that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF ATHLON (THE “ATHLON BOARD”) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents are not immediately available or cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014), unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Athlon, Encana and Purchaser, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Purchaser will merge with and into Athlon (the “Merger”), with Athlon continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Encana. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Encana or its wholly owned subsidiaries and Shares held in treasury of Athlon or by any of its wholly owned subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties), which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

After careful consideration, the Athlon Board has unanimously (1) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfers, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

You may contact us with questions and requests for assistance at the address and telephone number set forth on the back cover of the Offer to Purchase. In addition, Georgeson, the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth on the back cover of the Offer to Purchase for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials.

Very truly yours,

Barclays Capital Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Encana, Athlon, Barclays Capital Inc., the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.